UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                              Information Statement
                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                      and Rule 14f-1 Promulgated Thereunder



                                 QORUS.COM, INC.
               (Exact name of registrant as specified in charter)


                                     Florida
         (State or other Jurisdiction of Incorporation or Organization)


         0-27551                                          65-0358792
(Commission File Number)                       (IRS Employer Identification No.)

                         936A Beachland Boulevard,
                                    Suite 13
                              Vero Beach, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                             (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)


                                December 19, 2005

                                 QORUS.COM, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 PROMULGATED THEREUNDER


THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.


                                  INTRODUCTION

         This Information Statement is being furnished to stockholders of record as of December 15, 2005, of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Qorus.com, Inc., a Florida corporation ("Qorus"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 15, 2005, by and among Qorus, Qorus Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Qorus ("Merger Sub"), and EcoTechnology, Inc. ("EcoTech").

         Under the Merger Agreement, Qorus and EcoTech will enter into a business combination transaction by means of a merger ("Merger") between Merger Sub and EcoTech in which EcoTech will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common and preferred stock of EcoTech for shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Qorus ("Preferred Stock"). Following the closing of the Merger ("Closing"), EcoTech will continue as a wholly-owned subsidiary of Qorus.

        The Merger Agreement is included as Exhibit 2.1 to Qorus' Current
Report on Form 8-K dated December 15, 2005, and filed with the Securities and Exchange Commission ("SEC") on December 16, 2005. The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement. The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

         The Merger Agreement provides that Qorus' current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Merger Agreement) and that the newly-appointed directors of Qorus will consist of the following persons, each of whom are described in more detail below:

         o     Richard J. Lewis, the current Chairman and CEO of EcoTech

         o     George P. Winkel, the current CFO and a director of EcoTech

         o Peter F. Connor, Bruce Johnson, Bruce A. Porter and Jerry Wilkerson, each of whom are a current director of EcoTech

         In addition, the Merger Agreement provides that the Qorus board will include one independent director to be designated by Keating Reverse Merger Fund, LLC, the current majority stockholder of Qorus ("KRM Fund Designate"), for a period of one year following the Closing. The KRM Fund Designate is expected to be appointed within thirty (30) days following the Closing.

          This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Qorus in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Qorus' stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Qorus' directors occurs (otherwise than at a meeting of Qorus' stockholders). Accordingly, the closing of the transactions contemplated under the Merger Agreement ("Closing") and the resulting change in a majority of Qorus' directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to Qorus' stockholders of record on or about December 19, 2005.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

         On December 15, 2005, Qorus entered into the Merger Agreement with EcoTech and Merger Sub. Under the Merger Agreement, Qorus and EcoTech will enter into a business combination transaction by means of a merger between Merger Sub and EcoTech in which EcoTech will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common and preferred stock of EcoTech for shares of Series A Convertible Preferred Stock, par value $0.01 per share, of Qorus ("Preferred Stock"). Following the closing of the Merger ("Closing"), EcoTech will continue as a wholly-owned subsidiary of Qorus.

         In connection with the Merger, (i) each outstanding share of EcoTech common stock ("EcoTech Common Stock") will be converted into the right to receive .27326419 share of Preferred Stock; (ii) each outstanding share of EcoTech preferred stock ("EcoTech Preferred Stock") will be converted into the right to receive 2.7326419 shares of Preferred Stock; and (iii) each outstanding option and warrant to purchase one (1) share of EcoTech Common Stock will be assumed by Qorus and converted into an option or warrant to purchase 273.26419 shares of Qorus common stock (with the exercise price being adjusted accordingly). The exchange ratios set forth above are subject to adjustment in the event the Capital Raise (defined below) is less than or exceeds $10,000,000 in gross proceeds.

         The consummation of the Merger is contingent on a minimum of $10,000,000 (or such lesser amount as mutually agreed to by Qorus and EcoTech) being subscribed for, and funded into escrow, by certain accredited and institutional investors ("Investors") for the purchase of convertible notes ("Notes") with detachable warrants to purchase shares of Qorus common stock directly from Qorus promptly after the closing of the Merger under terms and conditions expected to be approved by Qorus' board of directors immediately following the Merger ("Capital Raise"). The closing of the Capital Raise will be contingent on the closing of the Merger.

         As of November 30, 2005, EcoTech common stock, preferred stock, options and warrants outstanding were as follows:

         o 1,463,167 shares of common stock (including 21,623 shares that will be issued to a finder in connection with the Merger immediately prior to Closing).

         o 6,360.50 shares of preferred stock in three separate series (each share of which is convertible into ten shares of common stock).

         o Options to purchase 484,000 shares of common stock at an exercise price of $10.00 per share.

         o Warrants to purchase 408,412 shares of common stock at an exercise price ranging from $0.00 to $22.50 per share.

         Assuming no EcoTech stockholder elects dissenters' rights and further assuming a Capital Raise of $10,000,000, the EcoTech stockholders will be issued 417,212.19 shares of Preferred Stock in the Merger. As a condition of the Closing, EcoTech stockholders holding approximately 14,304.29 shares of Preferred Stock received in the Merger will have agreed to be redeemed by Qorus immediately following the Closing for not more than $880,000 out of the proceeds of the Capital Raise ("Preferred Share Buy-out").

         Each share of Preferred Stock will be automatically convertible into 1,000 shares of Qorus' common stock upon completion of the Reverse Split (as described herein) of Qorus' common stock. Accordingly, upon completion of the Merger and the Preferred Share Buy-out, and assuming a Capital Raise of $10,000,000, the EcoTech stockholders will own 402,907.90 shares of Preferred Stock (equivalent to 402,907,900 shares of Qorus' common stock on an as-converted basis), and the current Qorus stockholders will own 46,174,800 shares of Qorus' common stock. Upon conversion of the Preferred Stock, the EcoTech stockholders will own approximately 89.7% of the total outstanding shares of Qorus' common stock, and the current Qorus stockholders will own approximately 10.3% of the total outstanding shares of Qorus' common stock. The ownership interests of the EcoTech stockholders and the current Qorus' stockholders will be subject to dilution for: (i) the options and warrants of EcoTech to be assumed by Qorus in connection with the Merger, (ii) the shares of Qorus common stock underlying the Notes to be issued to Investors in the Capital Raise, (iii) the warrants to be issued to the Investors ("Investor Warrants") and the warrants to be issued to the placement agent ("Agent Warrants" and together with the Investor Warrants, the "Warrants") in connection with the Capital Raise, and (iv) certain shares of Preferred Stock to be issued to certain note holders upon conversion of notes totaling approximately $1,726,165 as of September 30, 2005, which is a condition of the Merger ("Loan Conversion").

         The issuance of the shares of Preferred Stock to the EcoTech stockholders in the Merger and, upon conversion of such shares of Preferred Stock, the shares of Qorus common stock underlying such shares of Preferred Stock, is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and such other available exemptions. The Notes and Warrants issuable to Investors under the Capital Raise are being offered to accredited investors only pursuant to an exemption from registration contained in Section 4(2) and Regulation D. The shares of Preferred Stock and the shares of Qorus common stock underlying the Notes and Warrants may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission ("Commission") or with any state securities commission in respect of the Merger or the Capital Raise. However, as a condition to the Capital Raise, Qorus will agree to register for public re-sale the common stock underlying the Notes and Warrants issued in the Capital Raise. In addition, up to 25% of the shares of Common Stock underlying the Preferred Stock issued in the Merger may be registered for public re-sale after the Merger (excluding any shares held by persons who were officers or directors of EcoTech immediately prior to the Merger).

         Qorus is presently authorized under its Certificate of Incorporation to issue 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. Of the 5,000,000 shares of preferred stock authorized, 1,000,000 shares will be designated as Series A Convertible Preferred Stock pursuant to a certificate of designations ("Certificate of Designations"), which will be approved by Qorus' board of directors, and filed with and accepted by, the Secretary of State of the State of Florida prior to the Closing of the Merger. Currently, Qorus has 46,174,800 shares of common stock outstanding and no shares of preferred stock outstanding.

         Each share of Preferred Stock will be convertible into 1,000 shares of Qorus' common stock (the "Conversion Rate"). The Preferred Stock will immediately and automatically be converted into shares of Qorus' common stock (the "Mandatory Conversion") upon the approval by a majority of Qorus' stockholders (voting together on an as-converted-to-common-stock basis), following the Merger and the Capital Raise, of a 1 for 10 reverse stock split of Qorus' outstanding common stock ("Reverse Split").

         The holders of shares of Preferred Stock will be entitled to vote together with the holders of Qorus' common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Merger and the Preferred Share Buy-out, assuming gross proceeds from the Capital Raise of $10,000,000 and no conversion of Notes or exercise of Warrants issued in the Capital Raise, the EcoTech stockholders will have 89.7% of the total combined voting power of all classes of Qorus stock entitled to vote.

         Upon Mandatory Conversion of the shares of Preferred Stock, and subject to an adjustment of the Conversion Rate as a result of the Reverse Split, and assuming gross proceeds from the Capital Raise of $10,000,000 and no conversion of Notes or exercise of Warrants issued in the Capital Raise, the EcoTech stockholders will, in the aggregate, receive approximately 40,290,790 shares of Qorus' common stock, representing 89.7% of the outstanding shares of Qorus' common stock immediately following the Mandatory Conversion. The existing stockholders of Qorus will, following the Mandatory Conversion and Reverse Split, and assuming gross proceeds from the Capital Raise of $10,000,000 and no conversion of Notes or exercise of Warrants issued in the Capital Raise, own approximately 4,617,480 shares of Qorus' common stock, representing 10.3% of the outstanding shares of common stock.

         In connection with the Reverse Split, Qorus' board of directors may, in its discretion, provide special treatment to certain Qorus stockholders to preserve round lot holders (i.e., holders owning at least 100 shares) after the Reverse Split. In the event Qorus' board determines to provide such special treatment, Qorus stockholders holding 1,000 or fewer shares of common stock but at least 100 shares of common stock will receive 100 shares of common stock after the Reverse Split, and persons holding less than 100 shares of common stock would not be affected. The terms and conditions of special treatment afforded to Qorus stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Qorus' board of directors.

         Effective as of the Closing of the Merger, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Qorus stockholders of this Schedule 14(f)-1 Notice to Stockholders at least ten (10) days prior to Closing, Kevin R. Keating, Qorus' current sole officer and director will resign such positions and will appoint as directors:

         o     Richard J. Lewis, the current Chairman and CEO of EcoTech;

         o     George P. Winkel, the current CFO and a director of EcoTech;
               and

         o Peter F. Connor, Bruce Johnson, Bruce A. Porter and Jerry Wilkerson, each of whom are a current director of EcoTech.

         As a condition to the Closing of the Merger, Keating Reverse Merger Fund, LLC ("KRM Fund"), Qorus' current controlling stockholder, and EcoTech stockholders holding a majority of the Preferred Stock received in the Merger, will agree to vote their shares of Qorus' voting securities: (i) to elect one member to Qorus' board to be designated by KRM Fund (the "KRM Fund Designate") for a period of one year following the Closing and to vote for such other persons that may be designated by Richard J. Lewis to fill any vacant position on the board of directors (other than KRM Fund Designate), and (ii) to approve the Reverse Split, the adoption of a stock incentive plan, and the change of Qorus' corporate name (collectively, the "Actions").

         Within ninety days following the Merger, Qorus has agreed to cause its board of directors to satisfy the independence, audit and compensation committee and other corporate governance requirements under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), the rules and regulations promulgated by the SEC, and the requirements of either NASDAQ or American Stock Exchange ("AMEX") as selected by Qorus, whether or not Qorus' common stock is listed or quoted, or qualifies for listing or quotation, on such national exchanges. Qorus' common stock is currently quoted on the Over-the-Counter Bulletin Board and is not expected to be listed on NASDAQ, AMEX or any other exchange for the foreseeable future.

         Additional information concerning Richard J. Lewis, George P. Winkel, and the other directors to be appointed to Qorus' board are set forth below. The KRM Fund Designate is expected to be appointed within thirty (30) days following the Closing.

         At or prior to the Closing, Qorus will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Qorus for its advisory services rendered to Qorus in connection with the Merger. The transaction advisory fee will be $290,000, with the payment thereof being subject to the Closing of the Merger and the completion of the Capital Raise.

         Immediately following the Closing, pursuant to the terms of the Merger Agreement, Qorus will enter into an agreement with Keating After Market Support, LLC to provide investor relations and after market support services to Qorus for the one year period following the Closing.

         Qorus and EcoTech have each agreed to continue to operate their business in the ordinary course prior to the Merger. In addition, Qorus is able to pursue the Capital Raise, subject to the approval of the terms and conditions thereof by the board of Qorus promptly following the Closing of the Merger.

         Under the Merger Agreement, each of Qorus and EcoTech have agreed to do certain things, some of which are conditions to the Merger transaction. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete due diligence review, (c) proceed expeditiously to undertake all actions so as to be able to consummate the Merger, (d) in the case of EcoTech, deliver audited financial statements including a balance sheet as of September 30, 2005, and statements of operations, cash flows and stockholders' equity for the years ended September 30, 2005 and 2004, and (e) refrain from soliciting or initiating proposals from, providing information to or holding discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally.

         Consummation of the Merger is conditioned upon $10,000,000 (or such lesser amount as agreed by Qorus and EcoTech) from the Capital Raise being held in escrow at the time of the consummation of the Merger with such funds being available for release to Qorus upon the Closing of the Merger and the approval of the terms and conditions of the Capital Raise by Qorus' board after the Merger. Consummation of the Merger is also contingent upon (i) preparation, filing and distribution to the Qorus stockholders of this Schedule 14(f)-1 Notice to Stockholders, and (ii) continued quotation of Qorus' common stock on the Over-the-Counter Bulletin Board.

         The representations and warranties of the parties to the Merger Agreement generally do not survive the Closing.

         The Merger Agreement may be terminated as follows: (i) by mutual consent, (ii) by either party if the Merger is not consummated by January 31, 2006, (iii) by either party if the Merger is prohibited by issuance of an order, decree or ruling, or (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, both parties are responsible for their own expenses.

         Because an integral part of the Merger is the completion of the Capital Raise in the amount of $10,000,000 (or such lesser amount as agreed to by Qorus and EcoTech), the minimum amount of the Capital Raise must be subscribed and funded in escrow prior to the Closing of the Merger. The funds from the Capital Raise will be released to Qorus within three days following the Closing of the Merger and after the approval of the terms and conditions of the Capital Raise by Qorus' board and acceptance of the subscriptions by Qorus. There can be no assurances that $10,000,000 (or such lesser amount as may be agreed to by Qorus and EcoTech) will be raised in the Capital Raise. If Qorus' board fails to approve the Capital Raise or Qorus does not accept the subscriptions within such three day period, then the Merger will be rescinded, and the Capital Raise cancelled with the escrowed subscriptions for the Notes returned to the Investors, without interest or deduction. Additionally, in the event of a rescission of the Merger, all other aspects of the Merger will be cancelled and the Qorus and EcoTech stockholders restored to their relative ownership and positions as it was immediately prior to the Merger.

         The directors of Qorus have approved the Merger Agreement and the transactions contemplated thereunder. The directors of EcoTech have approved the Merger Agreement and the transactions contemplated thereunder. The Merger Agreement and the transactions contemplated thereunder require the approval of EcoTech's stockholders before the Merger can be consummated. The parties expect the closing of the transactions under the Merger Agreement to occur on or about January 15, 2006. However, there can be no assurances that the Merger will be completed.

         Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the current majority stockholder of Qorus, and Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC. Keating Investments, LLC is also the managing member and 100% owner of Keating After Market Support, LLC. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund, Keating Securities, LLC or Keating After Market Support, LLC and disclaims any beneficial interest in the shares of Qorus' common stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund, Keating Securities, LLC and Keating After Market Support, LLC disclaim any beneficial interest in the shares of Qorus' common stock currently owned by Kevin R. Keating.

                                VOTING SECURITIES

         Qorus' common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Qorus' stockholders. Each share of common stock entitles the holder thereof to one vote. As of December 15, 2005, 46,174,800 shares of Qorus' common stock were outstanding.

                                 QORUS' BUSINESS

         Qorus is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Qorus would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

                             DIRECTORS AND OFFICERS

         Effective as June 22, 2004, in connection with a change of control transaction, Patrick J. Haynes, III resigned as the Chief Executive Officer and a director of Qorus, Robert T. Isham, Jr. resigned as a director of Qorus, Thomas C. Ratchford resigned as the Chief Financial Officer of Qorus, and Kevin
R. Keating was appointed as the sole director, President, Treasurer and Secretary of Qorus. Concurrently, the principal executive office of Qorus was moved to 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963. This change of control transaction was disclosed in an Information Statement filed with the SEC and mailed to our stockholders on or about June 10, 2004.

         The following table sets forth the names, positions and ages of executive officers and directors of Qorus. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by Qorus to become a director or executive officer.

                  Name                  Age                     Position                          Term
      -----------------------------  -----------  --------------------------------------   -------------------
      Kevin R. Keating (1)               65       President, Treasurer, Secretary and            1 Year
                                                  Director

     (1) Mr. Keating became President, Secretary, Treasurer, and a director effective June 22, 2004.

     Mr. Keating, sole Director, President, Secretary and Treasurer of Qorus, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Qorus.

                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert

         Qorus is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Qorus does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, Qorus' board of directors is deemed to be its audit committee. Qorus' board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

No Code of Ethics

         A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

         o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

         o Compliance with applicable governmental laws, rules and regulations;

         o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

         o     Accountability for adherence to the code.

         Qorus has not adopted a code of ethics that applies to the Chief Executive Officer and Chief Financial Officer because it has no meaningful operations. Qorus does not believe that a formal written code of ethics is necessary at this time.

Conflicts of Interest

         Certain conflicts of interest existed at December 31, 2004 and may continue to exist between Qorus and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Qorus.

         Certain conflicts of interest may exist between Qorus and its management, and conflicts may develop in the future. Qorus has not established policies or procedures for the resolution of current or potential conflicts of interest between Qorus, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Qorus, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Qorus' stockholders and for which there will be no recourse. It is also expected that Qorus will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of our controlling stockholder, to act as a financial advisor in connection with the reverse merger transaction for which it may earn a cash and/or equity fee.

Board Meetings and Committees

         The Directors and Officers will not receive remuneration from the Company unless approved by the Board of Directors or pursuant to an employment contract. Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefore except as otherwise provided under applicable law. No compensation has been paid to the Directors. The Board of Directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed.

         Qorus is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Qorus does not currently have a compensation committee. Qorus' Board of Directors is currently comprised of only one member, Kevin R. Keating, who is also Qorus' sole officer acting as President, Secretary and Treasurer. Qorus has no employees, and any compensation for directors and officers must be approved by the Board of Directors.

         Qorus neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Qorus does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida Corporate Law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors.

None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, Qorus' Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

         Because the management and directors of Qorus are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Boards' attention by virtue of the co-extensive capacities served by Kevin R. Keating.


                        DIRECTOR AND OFFICER COMPENSATION

         The following Executive Compensation Chart highlights the compensation for Qorus' executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.


                                                                               Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                               Bonus     Compensation     Award(s)       SARs (#)     Payouts    Compensation
      Position          Year   Salary ($)     ($)           ($)             ($)           (2)          ($)           ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Kevin R. Keating        2004       $0          $0            $0             N/A          N/A          N/A          $50,000
(Pres., Secr., and
Treas.) (1)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Patrick J. Haynes       2004       $0          $0            $0             N/A          N/A          N/A            N/A
(CEO) (2)               2003       $0          $0            $0             N/A          N/A          N/A            N/A
                        2002       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Thomas C. Ratchford     2004       $0          $0            $0             N/A          N/A          N/A            N/A
(CFO) (3)               2003       $0          $0            $0             N/A          N/A          N/A            N/A
                        2002       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------

         (1) Mr. Keating became President, Secretary, Treasurer, and a director effective June 22, 2004. On July 27, 2004, Qorus issued Mr. Keating 2,000,000 shares of its common stock in consideration for services rendered by him, valued at $50,000.

         (2) Mr. Haynes became Chief Executive Officer effective March 15, 2001 and resigned effective June 22, 2004.

         (3) Mr. Ratchford became Chief Financial Officer effective October 2000 and resigned effective June 22, 2004.

         There was no other compensation paid to Kevin R. Keating during 2004 in his capacity as an officer or director of Qorus. There were no option grants to Kevin R. Keating during the fiscal year ended December 31, 2004, and no options were exercised by Kevin R. Keating during the fiscal year ended December 31, 2004.

         Qorus did not pay any compensation to any director in 2002, 2003 and 2004.

                           NEW DIRECTORS AND OFFICERS

         The Merger Agreement provides that, on the Closing Date, the current officers of Qorus shall resign and Qorus shall appoint the following persons as executive officers and directors of Qorus. Kevin R. Keating will resign as the President, Treasurer, Secretary and sole director of Qorus as of the Closing.



                 Name                  Age                                 Position
  -------------------------------  ------------     -------------------------------------------------------
  Richard J. Lewis                     52           Chief Executive Officer and Director
  Larry C. Musgrave                    54           President
  George P. Winkel                     63           Chief Financial Officer, Executive Vice President and
                                                    Director
  Jeff D. Zindel                       38           Chief Operating Officer
  Gordon L. Ellis                      44           Executive Vice President of Sales and Marketing
  Bruce A. Porter                      53           Director
  Peter F. Connor                      78           Director
  Jerry Wilkerson                      59           Director
  Bruce Johnson                        58           Director
  KRM Fund Designate                                Director - to be appointed


          Richard J. Lewis is a co-founder of EcoTech and has served as its Chief Executive Officer and Chairman of the Board since its inception in 1996. Mr. Lewis has raised more than $20 million for the company, and he has directed its growth and successful development of the patented ZorTech drying system. Prior to founding the company, Mr. Lewis was a practicing attorney for twelve years in California. He specialized in public and corporate finance, including long-term tax-exempt financing, private placement offerings and general corporate law. Lewis earned his Juris Doctorate (J.D.) from the University of the Pacific, McGeorge School of Law, and a B.A. from the University of Wisconsin, Madison.

          Larry C. Musgrave has been EcoTech's President and a Director since 1998. Mr. Musgrave has more than 30 years of management experience, and he is skilled in plant design, construction, operations, and maintenance. Prior to joining EcoTechnology Mr. Musgrave owned and operated numerous businesses, consulting/production companies, and real estate holdings. He was previously employed at Grand Truck Railroad where he worked as a liaison between the railroad and General Motors. Mr. Musgrave is a highly decorated Vietnam Veteran.

          George P. Winkel has been EcoTech's Executive Vice President and Chief Financial Officer and a Director since 1999. Prior to joining EcoTech, Mr. Winkel held the position of Executive Vice President and CFO at Finet Holdings Corporation. As a principal of the firm, he successfully engineered the start-up of two E-commerce companies, the company's NASDAQ listing and the acquisition of 3 companies which allowed national expansion. Previously Mr. Winkel was a partner with Rueben E. Price & Company; a full service CPA firm based in San Francisco, California and for 20 years held senior executive positions with RJR Nabisco (RJ Reynolds) in the departments of finance, planning and treasury and, most recently as Chief Accounting Officer of the firm's financial arm. Mr. Winkel holds a BA from McPherson College and received a certification of graduation from Yale University and certification from the University of North Carolina's executive training program. Mr. Winkel is a Certified Public Accountant.

          Jeff D. Zindel has been EcoTech's Chief Operating Officer since September, 2005. Prior to joining, Mr. Zindel was Senior Director of Marketing for 3Com Corporation responsible for global strategic planning and product marketing. Before that, he was Senior Vice President at Website Pros, Inc. responsible for technology and operations. Mr. Zindel also served as Vice President of Program Management at Verio, Inc. where he implemented strategic initiatives to improve sales and operating performance. Before Verio, he was a Senior Strategy Consultant with Gemini Consulting where he assisted Fortune 500 companies develop growth strategies and implement operating process improvements. Prior to that, he managed construction and environmental remediation as an engineer with Chevron U.S.A. Mr. Zindel earned an MBA from the Harvard Business School and a BS in Mechanical Engineering from the University of Washington.

          Gordon L. Ellis has been EcoTech's Executive Vice President of Sales and Marketing since October, 2005. Prior to joining, Mr. Ellis served as General Manager of NEC Solutions from 2002 to 2005, where he was responsible for the sales, marketing, delivery, and administrative units and drove the successful growth of the Enterprise Services division. Before that, he was Director of Services and a Senior Project Advisor for Trintech, Inc. where he successfully negotiated multi-million dollar service contracts with companies worldwide. Mr. Ellis earned a BS in Management Information Systems/Industrial Operations Management from the University of Wyoming.

          Peter F. Connor has been a Director of EcoTech since 1996. Mr. Connor retired in 1985 after 37 years of service to Inland Steel as Director of Market Development. From 1985 to 1988, Mr. Connor was the principal of Consult, Inc., a technical marketing organization. In 1988, Mr. Connor purchased Clad-Rex, Inc., a manufacturer of vinyl-metal laminates. Mr. Connor received a BS in engineering from the University of California, Berkeley in 1948.

          Jerry Wilkerson has been a Director of EcoTech since 1997. Mr. Wilkerson is an entrepreneur who currently owns large equity interests real estate and in several businesses, including restaurants, a venture capital company, and a hotel. Mr. Wilkerson retired as Senior Youth Counselor with the State of California in 1978.

          Bruce A. Porter has been a Director of EcoTechnology since 1998. Mr. Porter is a Principal and Managing Director of Porter Investment Advisory Group, a securities, investing, and financial planning company he co-founded in 1995. From 1994 to 1995 Mr. Porter worked with Paine Webber, and from 1991 to 1993 Mr. Porter worked with Prudential Securities. Mr. Porter holds an Associates Degree in Accounting and Business Administration from Albany Business College and graduated in 1975 from the State University of New York with a BS in Accounting and Business Administration.

          Bruce Johnson has been a Director since 1998. Mr. Johnson has been a member of the Chicago Mercantile Exchange (CME) since 1969. Mr. Johnson was elected to the CME Board in 1998. Mr. Johnson graduated from Bradley University in 1965 with a BS in Business and received his JD from John Marshall Law School in 1969.

Employment Arrangements

         Executive Compensation Summary. The following Executive Compensation Chart highlights the compensation for EcoTech's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years ended September 30, 2003, 2004 and 2005.


                                                                               Long Term Compensation
                                                                        --------------------------------------
                                         Annual Compensation                     Awards             Payouts
------------------------------ ---------------------------------------- -------------------------- ----------- -----------------
                                                                                      Securities
        Name                                               Other        Restricted    Underlying
         and                                               Annual          Stock       Options/       LTIP        All Other
      Principal                              Bonus      Compensation     Award(s)      SARs (#)     Payouts      Compensation
      Position          Year   Salary ($)     ($)          ($)(1)           ($)          ($)          ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Richard J. Lewis        2005    $335,268       $0            $0             N/A          N/A          N/A            N/A
(CEO)                   2004    $215,298       $0         $34,702           N/A          N/A          N/A            N/A
                        2003     $71,140       $0         $173,860          N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
Larry Musgrave          2005    $176,583       $0            $0             N/A          N/A          N/A            N/A
(President)             2004     $79,709       $0         $70,241           N/A          N/A          N/A            N/A
                        2003     $30,019       $0         $119,981          N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------
George Winkel (CFO      2005    $185,000       $0            $0             N/A          N/A          N/A            N/A
and Ex. Vice Pres.)     2004     $52,003       $0         $97,997           N/A          N/A          N/A            N/A
                        2003     $30,519       $0         $119,481          N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- -----------------


(1) Includes consulting fees earned in such periods but not paid. These unpaid consulting fees were converted in shares of EcoTech's common stock and warrants to purchase EcoTech's common stock in September 2005. See "Executive Stock Issuances" below for greater details.

         Executive Stock Issuances. In September 2005, EcoTech issued Richard Lewis, Larry Musgrave and George Winkel common stock and warrants to purchase common stock of EcoTech in consideration for the cancellation of an aggregate of $2,068,514.39 in indebtedness of EcoTech due to such officers for past consulting services rendered as follows:

         o Mr. Lewis: 40,140 shares of common stock and warrants to purchase an additional 40,140 shares of common stock, in consideration for cancellation of indebtedness in the amount of $802,809.85.

         o Mr. Musgrave: 29,834 shares of common stock and warrants to purchase an additional 29,834 shares of common stock, in consideration for cancellation of indebtedness in the amount of $596,688.66.

         o Mr. Winkel: 33,451 shares of common stock and warrants to purchase an additional 33,451 shares of common stock, in consideration for cancellation of indebtedness in the amount of $669,015.88

         Employment Agreements. Prior to completion of the Reverse Merger, EcoTech intends to enter into employment agreements with Messrs. Lewis, Musgrave, Winkel, Ellis and Zindel. The initial term of each such agreement will be two years, with automatic renewal for subsequent one year terms unless either party provides 30 days notice of its intent not to renew. It is expected that such agreements will contain substantially the following terms:

         Annual base compensation will initially be $375,000 for Mr. Lewis, $225,000 for Mr. Musgrave, $225,000 for Mr. Winkel, $200,000 for Mr. Ellis and $200,000 for Mr. Zindel. However, Mr. Lewis has agreed to defer payment of $125,000 of his annual salary, Messrs. Musgrave and Winkel have each agreed to defer payment of $50,000 of their annual salary, and Messrs. Ellis and Zindel have each agreed to defer payment of $25,000 of their annual salary until such time as EcoTech has satisfied certain performance milestones established by Investors in the Capital Raise.

         Executives will be eligible to earn incentive compensation as determined from time to time by the independent Compensation Committee of Qorus' board to be established within ninety days following the Reverse Merger. Each executive will be entitled to receive stock options on such terms and conditions as are determined from time to time by the independent Compensation Committee of Qorus' board to be established within ninety days following the Merger.

         So long as an executive has been employed by EcoTech for at least six months, upon termination of employment without cause or resignation for good reason during the term of the employment agreement, the executive will be entitled to receive a severance payment of one year's salary in equal monthly installments over the following twelve months, subject to the executive's compliance with certain restrictive covenants. For purposes of the agreements, "cause" is defined as: (a) acts or omissions constituting gross negligence, recklessness or willful misconduct on the part of executive with respect to executive's obligations or otherwise relating to the business of Company; (b) executive's material breach of the agreement or the Company's Employee Innovations and Proprietary Rights Agreement to be entered into by each executive; (c) executive's conviction or entry of a plea of nolo contendere for fraud, misappropriation or embezzlement, or any felony or crime of moral turpitude; (d) executive's willful neglect of duties as determined in the sole and exclusive discretion of the Board of Directors; (e) executive's failure to perform the essential functions of Executive's position, with or without reasonable accommodation, due to a mental or physical disability; or (f) executive's death. An executive will be deemed to have resigned for "good reason" in the following circumstances: (a) executive's position and/or duties are modified so that Executive's duties are no longer consistent with the position of a senior executive; (b) the company relocates Executive's principal place of work to a location more than forty (40) miles from the location specified in the agreement without Executive's prior written approval; (c) Executive's Base Salary is reduced by any amount below Executive's salary in effect at any time during the preceding twelve months, unless the reduction is made as part of, and is generally consistent with, a general reduction of senior executive salaries and not associated with a change of control of the Company; (d) the failure by the Company to continue in effect any benefit or compensation plan in which the Executive is participating or the taking of any action by the Company which would adversely affect the Executive's participation in or materially reduce his benefits under any such plan; or (e) any failure of the Company to obtain the assumption of, or the agreement to perform, this Employment Agreement by any successor.

         The employment agreement will contain certain restrictive covenants during and after the term thereof including, without limitation, the use of trade secrets and intellectual property rights, competitive activities, solicitation of employees.

         Stock Options. During November 2005, EcoTech granted its senior executive officers non-incentive options to purchase an aggregate of 484,000 shares of its common stock as set forth below. These options will be assumed by Qorus in connection with the Merger, and the number of shares and the exercise price will be appropriately adjusted to reflect the exchange ratios in the Merger. The options are subject to certain vesting schedules as set forth below. The options are immediately exercisable prior to vesting, but shares of common stock issued on unvested options are subject to repurchase by EcoTech upon certain conditions, including termination of the employee's employment with EcoTech. The non-incentive stock option agreements provide for double trigger acceleration, meaning that after a change in control, if the officer's service is terminated within twelve months without cause or the officer resigns within twelve months for good reason, all of the unvested option shares will become immediately vested in full as of the date on which the officer's service is terminated. Completion of the Merger and any change in ownership resulting from a conversion of the Notes or exercise of the Warrants will not be a change in control or be calculated in determining whether a change of control has occurred for purposes of these options. The exercise price for these options is $10.00 per share. EcoTech will record a compensation expense of approximately $2,226,000 related to these stock option grants.

         Richard Lewis received an option to purchase 193,600 shares of common stock. 50% of the option shares will be fully vested as of the date of the grant. The remaining 50% of the option shares will vest monthly over next 24 months for each additional full month of continuous service.

         George Winkel and Larry Musgrave each received an option to purchase 84,700 shares of common stock. 50% of the option shares will be fully vested as of the date of the grant. The remaining 50% of the option shares will vest monthly over next 24 months for each additional full month of continuous service.

         Gordon Ellis received an option to purchase 60,500 shares of common stock. 25% of the option shares will vest on the date one year from the option grant and the remaining option shares will vest monthly thereafter over 36 months for each additional full month of continuous service.

         Jeff Zindel received an option to purchase 60,500 shares of common stock. 25% of the option shares will vest on the date one year from the option grant and the remaining option shares will vest monthly thereafter over 36 months for each additional full month of continuous service.

         To the best of Qorus' knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Qorus, and no such persons have been involved in any transaction with Qorus or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of Qorus' knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Legal Proceedings

         In 1998 EcoTech was sued in the U.S. District Court for the Eastern District of Pennsylvania by Fluid Energy, a thermal dryer manufacturer, for breach of contract as a result of EcoTech's failure to pay the contracted price for Fluid Energy's manufacture and installation of a thermal dryer. EcoTech counterclaimed on the basis of failure to perform to contract specifications. The parties entered into a settlement agreement with respect to this litigation in 2001 under which EcoTech failed to make the required payments. As a result, Fluid Energy obtained a consent judgment against EcoTech and the parties entered into a revised Settlement Agreement in 2003 which was amended in 2004. Pursuant to the revised Settlement Agreement, EcoTech has agreed to pay Fluid Energy a total of $223,330.78 in consideration for Fluid Energy agreeing to refrain from further collection efforts and to refrain from attaching or levying EcoTech's assets. As of September 30, 2005, EcoTech's outstanding obligations under the revised Settlement Agreement were approximately $139,291.92. Under the revised Settlement Agreement, EcoTech is obligated to make monthly payments in the amount of $4,058.86 until paid in full. It is expected that the case will remain open until the settlement amount is paid in full.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The following table sets forth certain information regarding Qorus' common stock beneficially owned on December 15, 2005, for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Qorus' knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Statement, there are not any pending or anticipated arrangements that may cause a change in control of Qorus. At December 15, 2005, 46,174,800 shares of Qorus' common stock were outstanding.


------------------------------------------ ------------------------------------ --------------------------------------
                  Name                     Number of Shares Beneficially                 Percent of Shares
                  ----                                  Owned                            -----------------
                                                        -----
------------------------------------------ ------------------------------------ --------------------------------------
Kevin R. Keating                                      2,000,000 (1)                             4.3%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963
------------------------------------------ ------------------------------------ --------------------------------------
Keating Reverse Merger Fund, LLC                     34,983,459 (2)                             75.8%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111
------------------------------------------ ------------------------------------ --------------------------------------
All  Executive  Officers and Directors as               2,000,000                               4.3%
a group
------------------------------------------ ------------------------------------ --------------------------------------

(1) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Keating Reverse Merger Fund, LLC.

(2) Timothy J. Keating is the manager of Keating Reverse Merger Fund, LLC and exercises sole voting and investment control over such shares. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by Kevin R. Keating.

         The following table sets forth certain information regarding Qorus' common stock beneficially owned on December 15, 2005, for (i) each stockholder known to be the beneficial owner of 5% or more of Qorus' outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Merger Agreement on a post-Reverse Split basis, assuming such transactions were completed as of such date and further assuming (i) that the gross proceeds from the Capital Raise are $10,000,000, and (ii) that the Preferred Share Buy-out is completed. The beneficial ownership is calculated without giving effect to any shares of Qorus' Common Stock issuable upon conversion of the Notes, the exercise of the Investor Warrants and the Agent Warrants, or any securities that may be issuable in connection with the Loan Conversion. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Merger Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Qorus intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Qorus to reflect the actual results of the completion of the transactions under the Merger Agreement and the Capital Raise.

         Assuming that: (i) the completion of the Merger, the Capital Raise at $10,000,000, the Preferred Share Buy-out, the Reverse Split and the automatic conversion of the Preferred Stock into Qorus' Common Stock occurred as of December 15, 2005; and (ii) any shares of Qorus' Common Stock issuable upon conversion of the Notes, the exercise of the Warrants and the Agent Warrants, and any securities that may be issuable in connection with the Loan Conversion are excluded, Qorus expects to have 44,908,270 shares of Common Stock outstanding.


                                                   Shares Beneficially Owned
                                           ------------------------------------
Name of Beneficial Owner                         Number            Percent
------------------------                   -------------------- ---------------
Richard J. Lewis (1)                           12,187,666           23.4%
Larry C. Musgrave (2)                           4,286,641            8.9%
George P. Winkel (3)                            4,197,393            8.7%
Bruce A. Porter                                   124,199             *
Peter F. Connor                                 1,004,738            2.2%
Jerry Wilkerson (4)                               170,790             *
Bruce Johnson (5)                              15,492,783           32.2%
JMW Group, LLC (6)                             14,250,197           29.8%
Gordon Ellis                                    1,653,248            3.6%
Jeff Zindel                                     1,653,248            3.6%
Keating Reverse Merger Fund, LLC (7)            3,498,346            7.8%
All Executive Officers and Directors           40,770,707           65.6%
As a Group (9 persons)

* Less than 1%.

(1) Includes shares of common stock and warrants to purchase common stock owned by LMW Group, L.P., over which Mr. Lewis has sole dispositive power as a general partner of LMW Group, L.P. Also includes 615,528 shares of common stock owned by his spouse, Sherri A. Byrd-Lewis, as to which Mr. Lewis disclaims beneficial ownership. Includes options to purchase 5,290,395 shares of common stock exercisable within 60 days. Includes warrants to purchase 1,984,991 shares of common stock exercisable within 60 days.

(2) Includes options to purchase 2,314,548 shares of common stock exercisable within 60 days. Includes warrants to purchase 815,256 shares of common stock exercisable within 60 days.

(3) Includes options to purchase 2,314,548 shares of common stock exercisable within 60 days. Includes warrants to purchase 914,096 shares of common stock exercisable within 60 days.

(4) Includes shares of common stock owned by Wilkerson Family L.P. Mr. Wilkerson is the general partner of Wilkerson Family L.P.

(5) Includes 11,394,953 shares of common stock owned by JMW Group, LLC. Includes warrants to purchase 2,855,244 shares of common stock exercisable within 60 days and owned by JMW Group, LLC. Mr. Johnson has shared dispositive power over such shares and warrants as a managing member of JMW Group, LLC. Includes warrants to purchase 341,580 shares of common stock exercisable within 60 days and owned by Mr. Johnson. Excludes any shares of Qorus' common stock that may be issued to JMW Group in connection with the Loan Conversion.

(6) Includes warrants to purchase 2,855,244 shares of common stock exercisable within 60 days. Excludes any shares of Qorus' common stock that may be issued to JMW Group in connection with the Loan Conversion.

(7) Timothy J. Keating is the manager of Keating Reverse Merger Fund, LLC and has sole voting and investment control of such shares. Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Qorus' common stock owned by Kevin R. Keating. Keating Reverse Merger Fund, LLC has the right to nominate a director of Qorus.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Qorus

         On June 10, 2004, Qorus entered into a contract with Vero Management, LLC ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered.

         Kevin R. Keating, is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of Qorus. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Keating Investments, LLC is also the managing member and 100% owner of Keating After Market Support, LLC. Kevin R.

Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund, Keating Securities, LLC or Keating After Market Support, LLC and disclaims any beneficial interest in the shares of Qorus' Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund, Keating Securities, LLC and Keating After Market Support, LLC disclaim any beneficial interest in the shares of Qorus' Common Stock currently owned by Kevin R. Keating.

         At or prior to the Closing, pursuant to the terms of the Merger Agreement, Qorus will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Qorus for its advisory services rendered to Qorus in connection with the Merger transaction. The transaction advisory fee will be $290,000. This fee shall be paid upon the Closing of the Merger and the completion of the Capital Raise.

         Immediately following the Closing, pursuant to the terms of the Merger Agreement, Qorus will enter into an agreement with Keating After Market Support, LLC to provide investor relations and after market support services to Qorus for the one year period following the Closing.

         Other than the above transactions or otherwise set forth in this Information Statement or in any reports filed by Qorus with the SEC, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. We are not a subsidiary of any company.

EcoTech

         EcoTech loaned to Mr. Lewis $50,000 in principal amount on July 14, 2005. As of September 30, 2005, the loan together with accrued interest totaled $56,783. Mr. Lewis paid the entire balance of this loan including accrued interest on November 30, 2005.

         EcoTech has entered into several transactions with JMW Group, LLC ("JMW"), which is a 29% stockholder of EcoTech. Two of EcoTech's directors, Mr. Bruce Johnson and Mr. Ed McCarthy, are control persons of JMW.

         EcoTech has a note payable to JMW in principal amount of $600,000. This loan was made in November 2004 ("First Loan"). One payment of $155,000 is due January 31, 2006 and 16 monthly payments of $34,608 thereafter all including interest at 9.5% per annum. The note has a 3% prepayment penalty. If each payment is not paid on time, the note shall bear interest at the lower of 12.5% or the maximum amount of interest permitted by the laws of the State of Illinois.

         EcoTech has another note payable to JMW in principal amount of $1,000,000 which bears interest at a stated rate of 9.5% per year. This loan was made in December 2004 ("Second Loan"). Proceeds of this loan were required to be used for working capital only and not for payments due to any officers or employees or any preferred stockholders. All principal and

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interest was originally due and payable on December 29, 2005. The note has a 3%
prepayment penalty. In the event the principal and interest is not paid in full on or before the maturity date, the note will bear interest at the lower of 12.5% per year or the maximum rate allowed under Illinois law. Richard Lewis, EcoTech's Chief Executive Officer, has pledged 86,516 shares of his common stock and 300 shares of the Series A Preferred in EcoTech as collateral for this loan.

         EcoTech has also entered into an equipment lease agreement ("Lease") with JMW in December 2004 under which EcoTech sold to and leased back from JMW certain equipment components included in the Philadelphia system. EcoTech is obligated to make monthly lease payments of $11,000 beginning January 1, 2005 until December 31, 2008. At any time during the lease term, JMW may terminate the lease and transfer the equipment to EcoTech by exercising certain outstanding warrants with the equipment being deemed payment for the exercise price of such warrants. Each of Messrs. Lewis, Musgrave and Winkel have personally guaranteed EcoTech's payments under this Lease.

         Effective September 30, 2005, EcoTech entered into a deferral agreement ("Deferral") with JMW under which JMW agreed to defer payment of any amounts now due or becoming due under the First Loan, Second Loan and Lease until October 1, 2006. However, upon the closing of the Merger and the Capital Raise, JMW and EcoTech agree to negotiate the conversion of all amounts due and owing under the First Loan, Second Loan into Qorus' Preferred Stock or Common Stock ("Loan Conversion") and terminate the Lease pursuant to its terms; provided, that if the parties cannot agree to terms of the Loan Conversion, all amounts due and owing under the First Loan, Second Loan and Lease will be paid in cash by EcoTech from the proceeds of the Capital Raise. If the Loan Conversion is completed, approximately $1,726,165 (as of September 30, 2005) in debt obligations owed to JMW Group under the First and Second Loan would be converted into 3,987,269 shares of Qorus' common stock on a post-Reverse Split basis assuming a Capital Raise of $10,000,000. The Loan Conversion is a condition of the closing of the Merger.

         Certain of EcoTech's current stockholders that own 3,025 shares of EcoTech's Series B Convertible Preferred Stock ("EcoTech Series B") and shares of EcoTech's common stock issued as dividends on the EcoTech Series B, have expressed their desire to liquidate their investment and not continue as stockholders of either EcoTech or, following the Merger, Qorus. EcoTech has reached an informal agreement with these stockholders to have Qorus redeem the shares of Preferred Stock received by these stockholders in the Merger immediately following the Merger ("Preferred Share Buy-out") at a price that is the equivalent of $290 for each pre-Merger share of EcoTech Series B Preferred Stock together with the shares of common stock issued as dividends thereon. EcoTech intends to formalize this agreement prior to the Merger. In connection with the Preferred Share Buy-Out, Qorus would redeem approximately 14,304.29 shares of Qorus Preferred Stock for a purchase price of approximately $877,250. The Preferred Share Buy-Out is conditioned upon the Closing of the Capital Raise and EcoTech stockholders participating in the Preferred Share Buy-Out will be required to agree to vote in favor of the Merger.


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             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Qorus' directors and executive officers, and persons who beneficially own more than 10% of a registered class of Qorus' equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Qorus' securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Qorus' common stock are required by SEC regulations to furnish Qorus with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Qorus, or written representations that no reports were required, Qorus believes that for the fiscal year ended December 31, 2004 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Qorus' securities filed a Form 3 with the SEC and has had no change of ownership since such filing.




















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                                    SIGNATURE


         In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                           QORUS.COM, INC.
                                           (Registrant)

                                           By: /s/ Kevin R. Keating
                                               --------------------
                                           Name:  Kevin R. Keating
                                           Title: President


Dated:   December 19, 2005


























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